

Mail Stop 4561

August 30, 2016

Dmitry Loshchinin
Chief Executive Officer and President
Luxoft Holding, Inc.
Gubelstrasse 24
6300 Zug, Switzerland

> **Re:** **Luxoft Holding Inc.**
> **Form 20-F for the fiscal year ended March 31, 2016**
> **Filed July 29, 2016**
> **File No. 001-35976**
>
> **Form 6-K**
> **Filed August 11, 2016**
> **File No. 001-35976**

Dear Mr. Loshchinin:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended March 31, 2016
Consolidated statements of comprehensive income, page F-4

1. You present one line item related to other comprehensive income entitled, ``Other Comprehensive Income (Loss), net of tax.´´ However, ASC 220-10-45-1A(b) requires an entity presenting comprehensive income in a single continuous financial statement shall present its components in two sections, net income and other comprehensive income. Specifically, such presentation should include total amount for other comprehensive income together with the components that make up other comprehensive income in that financial statement. As such, please revise or tell us why your presentation of the components that make up other comprehensive income within Note 18 to your consolidated financial statements complies with ASC 220-10-45-1A(b).

Form 6-K filed August 11, 2016

2. We note you provide an outlook for the Financial Year Ending March 31, 2017 in the press release included within exhibit 99.1. Regulation G requires a schedule or other presentation detailing the differences between forward-looking non-GAAP financial measures and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you are required to identify information that is unavailable and disclose its probable significance. Please revise you disclosure in future press releases to comply with Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3448 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services